Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement No. 333-264499 on Form S-8 of ReTo Eco-Solutions, Inc. of our report dated May 1, 2023, with respect to the consolidated balance sheet of ReTo Eco-Solutions, Inc., and its subsidiaries as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2022 and 2021. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ YCM CPA, Inc.

PCAOB ID 6781

Irvine, California

August 28, 2023